Chimera Investment Corporation
1211 Avenue of the Americas, Suite 2902
New York, NY 10036

June 17, 2011

VIA EDGAR

Mr. Daniel L. Gordan
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Chimera Investment Corporation
Form 10-K for the fiscal year ended December 31, 2010
Filed 2/28/2010
File No. 001-33796

Dear Mr. Gordan:

On behalf of Chimera Investment Corporation (“we” or the “Company”), set forth below are our responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission, received by letter dated June 15, 2011 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2010.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Liquidity and Capital Resources, page 64

1.
We note your response to comment seven from our letter dated May 27, 2011. In future Exchange Act periodic reports please provide a general description of your haircut provisions and explain how they typically operate. Please also discuss the range of haircut provisions associated with your repurchase agreements. Alternatively, please explain why such disclosure would not be meaningful to investors in helping them to understand your liquidity position.

Response

In future Exchange Act period reports the Company will include disclosure related to the haircut provisions of its repurchase agreements and their impact on the Company’s liquidity and capital resources.

*          *          *

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings: and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please send any additional concerns or questions regarding your letter dated June 15, 2011 to my attention at adenahan@annaly.com or feel free to call me at 212-696-0100.

Very truly yours,

/s/A. Alexandra Denahan

A. Alexandra Denahan
Chief Financial Officer

cc:	R. Nicholas Singh, Esq.
Fixed Income Discount Advisory Company

2